Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

International Assets Holding Corporation:

We consent to the incorporation by reference in registration statements (No. 333-108332) on Form S-8 of International Assets Holding Corporation and Subsidiaries of our report dated November 18, 2005, relating to the consolidated balance sheets of International Assets Holding Corporation and Subsidiaries as of September 30, 2005, and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended, which report appears in the Annual Report on Form 10-KSB of International Assets Holding Corporation for the fiscal year ended September 30, 2005.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey

December 20, 2005